Filed by Frontier Oil Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Frontier Oil Corporation
Commission File No.:1-7627

The following communication was distributed to Frontier employees on Friday, May 27, 2011.

HollyFrontier

Weekly Communiqué #11—Merger Update
May 27, 2011

As May comes to an end, we draw nearer to our anticipated close date and things are progressing on track. Now, as indicated last Friday, this communiqué is a link to a video segment rather than a written document.

Today’s release (“Video Two”) affords us the opportunity to address three common employee areas of interest: “Challenges and Opportunities with Merging” “Why SAP?” and “With the merger, what’s changing and what’s staying the same?”

Holly Corporation & Frontier Oil Corporation, Weekly Communiqué—Merger Update #11, Video Two

Produced as one in a series of internal communications to their respective organizations, Frontier CEO Mike Jennings and Holly President Dave Lamp address three common employee areas of interest: “Challenges and Opportunities with  Merging” “Why SAP?” and “With the merger, what’s changing and what’s staying the same?”

(Video Runtime: 00:07:18.  To ensure an optimal viewing experience, please allow time for the video to fully load before playing.)

We are sending (under separate cover) a site-specific intranet URL link so the video may be viewed at work.

In the likelihood you wish to share this video with family or friends, it can also be found in the public domain here: http://vimeo.com/24206270

We will release additional video segments in subsequent weeks that address more questions.

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Employee FAQs
Employee FAQs	Integration Team Response
“There was talk in some of the early communications about consolidation and reduction in force. Will there be any early out opportunities for hourly employees?”
Most of the overlap will occur at the corporate or higher level positions in the refinery.  We do not have plans to offer early retirement packages at the hourly level.  We need that knowledge base at the refinery level!

“With Holly you can retire at age 62 and have health insurance at the current rate until you are 65. Will this program continue after the merger?”
We are reviewing all employee benefits to be provided in the future by HollyFrontier Corporation.  Through this process, one of our objectives will be to transition away from benefits provided only to select groups of employees and toward a common benefits program for all employees.  There is no assurance that individual benefits currently provided at either Frontier or Holly will be maintained into the future.  Our intention is to provide a competitive and attractive benefits program that applies to all employees and to make any necessary plan changes sooner rather than later, with careful consideration of how these changes may affect individual employees.

Submitting Questions or Suggestions to our Integration Team
For those of you who have questions, suggestions or concerns about the Integration process—or have heard rumors and would like to surface these for a response—submit them to Penny Newmark (PNewmark@Frontieroil-den.com) who will, in turn, share them with our Integration Team as necessary. Please let us know what’s on your mind, as we cannot meet unknown expectations nor address unshared concerns.

Logo Update Just one more week until the winner of the HollyFrontier Corporation Logo Contest is announced and the iPad is handed out!

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Next Friday, June 3rd, we will resume writing—and answer more FAQs, share additional updates and feature the Tulsa refinery in Spotlight.

We look forward to remembering and celebrating our Nation’s fallen heroes this weekend. Sincere thanks to any of you who may have served. Enjoy the holiday and this special weekend.

Mike Jennings
Chairman, President & CEO
Frontier Oil Corporation

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Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The issuance of Holly Corporation (“Holly”) common stock in connection with the proposed merger will be submitted to Holly’s shareholders for their consideration, and the proposed merger will be submitted to shareholders of Frontier Oil Corporation (“Frontier”) for their consideration. Holly filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that included a joint proxy statement to be used by Holly and Frontier to solicit the required approval of their shareholders in connection with the proposed merger and constituted a prospectus of Holly. Holly and Frontier may also file other documents with the SEC concerning the proposed merger. INVESTORS AND SECURITY HOLDERS OF HOLLY AND FRONTIER ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Holly and Frontier through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Holly will be available free of charge on Holly’s website at www.hollycorp.com under the tab “Investors” or by contacting Holly’s Investor Relations Department at (214) 871-3555. Copies of documents filed with the SEC by Frontier will be available free of charge on Frontier’s website at www.frontieroil.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Frontier’s Investor Relations Department at (713) 688-9600.

Holly, Frontier and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Holly and shareholders of Frontier in connection with the proposed transaction. Information about the directors and executive officers of Holly is set forth in its proxy statement for its 2011 annual meeting of shareholders, which was filed with the SEC on March 31, 2011. Information about the directors and executive officers of Frontier is set forth in its proxy statement for its 2011 annual meeting of shareholders, which was filed with the SEC on March 21, 2011. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These include statements regarding the effects of the proposed merger and statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “estimates,” or similar expressions. Forward looking statements relating to expectations about future results or events are based upon information available to Holly and Frontier as of today’s date, and are not guarantees of the future performance of Holly, Frontier or the combined company, and actual results may vary materially from the results and expectations discussed. For instance, although Holly and Frontier have signed an agreement for a subsidiary of Holly to merge with and into Frontier, there is no assurance that they will complete the proposed merger by a specified date or at all. The merger agreement will terminate if the companies do not receive the necessary approval of Holly’s shareholders or Frontier’s shareholders or government approvals or if either Holly or Frontier fails to satisfy conditions to closing. Additional risks and uncertainties related to the proposed merger include, but are not limited to, the successful integration of Holly’s and Frontier’s business and the combined company’s ability to compete in the highly competitive refining and marketing industry. The revenues, earnings and business prospects of Holly, Frontier and the combined company and their ability to achieve planned business objectives will be subject to a number of risks and uncertainties. These risks and uncertainties include, among other things, risks and uncertainties with respect to the actions of actual or potential competitive suppliers of refined petroleum products in Holly’s, Frontier’s and the combined company’s markets; the demand for and supply of crude oil and refined products; the spread between market prices for refined products and market prices for crude oil; the possibility of constraints on the transportation of refined products; the possibility of inefficiencies, curtailments or shutdowns in refinery operations or pipelines; effects of governmental and environmental regulations and policies; the availability and cost of financing; the effectiveness of capital investments and marketing strategies; efficiency in carrying out construction projects; the ability to acquire refined product operations or pipeline and terminal operations on acceptable terms and to integrate any existing or future acquired operations; the possibility of terrorist attacks and the consequences of any such attacks; and general economic conditions.

Holly and Frontier caution that the foregoing list of risks and uncertainties is not exclusive. Additional information concerning these and other risks is contained in Holly’s and Frontier’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K and other SEC filings. All subsequent written and oral forward-looking statements concerning Holly, Frontier, the proposed merger or other matters and attributable to Holly or Frontier or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Holly nor Frontier undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

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